SIDLEY AUSTIN llp	BEIJING	NEW YORK
ONE SOUTH DEARBORN STREET	BRUSSELS	PALO ALTO
CHICAGO, IL 60603	CHICAGO	SAN FRANCISCO
(312) 853 7000	DALLAS	SHANGHAI
(312) 853 7036 FAX	FRANKFURT	SINGAPORE
	GENEVA	SYDNEY
	HONG KONG	TOKYO
	LONDON	WASHINGTON, D.C.
LOS ANGELES

rverigan@sidley.com
312-853-4348	FOUNDED 1866
June 17, 2011
Via EDGAR and Courier
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Angela R. McHale
Re:	Aviv Healthcare Properties Limited Partnership Aviv Healthcare Capital Corporation Registration Statement on Form S-4 (Registration No. 333-173824)
Ladies and Gentlemen:
     On behalf of Aviv Healthcare Properties Limited Partnership, Aviv Healthcare Capital Corporation and the additional registrants (collectively, “Aviv”) set forth in the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), we are writing in response to the comments contained in the staff’s comment letter dated May 26, 2011 (the “Comment Letter”) with respect to the Registration Statement. Concurrently herewith, Aviv has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) incorporating the revisions described herein. For your convenience, three courtesy copies of this letter and Amendment No. 1, which has been marked to show the changes from the initial Registration Statement as filed on May 2, 2011, are also being delivered to Ms. Angela McHale.
     For the convenience of the staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of Aviv. Page numbers and other similar references used in the staff’s comments below refer to initial Registration Statement as filed on May 2, 2011; page numbers and other similar references used in Aviv’s responses refer to Amendment No. 1 unless otherwise noted. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.
     Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
June 17, 2011

General
Staff Comment No. 1:
Please update your financial statements to ensure compliance with Rule 3-12 of Regulation S-X.
Response:
Aviv has updated the financial statements in the Registration Statement to include a balance sheet as of March 31, 2011 and statements of operations and cash flows for each of the three months ended March 31, 2011 and 2010. Aviv will further update such interim financial statements if it becomes necessary under Rule 3-12 of Regulation S-X.
Staff Comment No. 2:
We note that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13. 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.
Response:
Enclosed herewith is a supplemental letter stating that Aviv is registering the exchange offer in reliance on the staff’s position contained in the Morgan Stanley and Shearman & Sterling no-action letters. The supplemental letter includes the representations referred to in such no-action letters.
Industry and Market Data, page iv
Staff Comment No. 3:
We note your disclosure that you cannot guarantee the accuracy or completeness of the information in this prospectus. Please revise to eliminate this apparent disclaimer of your responsibility for material omissions or misstatements in the registration statement.
Response:
     Aviv has revised its disclosure in response to the staff’s comment. Please see page iv.

Securities and Exchange Commission
June 17, 2011

Expiration Date; Extensions; Amendments, page 32
Staff Comment No. 4:
We note your disclosure that you “will in all events comply with [y]our obligation to exchange promptly all Old Notes properly tendered and accepted for exchange in the exchange offer.” Please make this same representation with respect to any old notes not accepted for exchange. Refer to Rule 14e-l(c). In addition, please revise to clarify that you will issue the new notes or return the old notes promptly after expiration, rather than after acceptance.
Response:
Aviv has revised its disclosure in response to the staff’s comment. Please see page 33.
Staff Comment No. 5:
We note your disclosure regarding notification of an extension of the exchange offer period in the second paragraph of this section. However, we also note from the disclosure immediately following that paragraph that you reserve the right, in your sole discretion, to extend the offer by giving oral notice of such delay. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-l(d).
Response:
Aviv acknowledges the staff’s comment and respectfully advises that, regardless of whether oral notice of an extension is given to the exchange agent, Aviv will notify registered holders of Old Notes of any extension in writing by press release or other public announcement as required by Rule 14e-1(d) under the Exchange Act. Please see page 33.
Conditions to the Exchange Offer, page 36
Staff Comment No. 6:
We note your disclosure in the first paragraph of this section. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the old notes for exchange. Please revise the language accordingly. We also note the “at any time” language in the second paragraph. Please revise to clarify that conditions must be satisfied or waived at or before expiration of the offer.

Securities and Exchange Commission
June 17, 2011

Response:
Aviv has revised its disclosure in response to the staff’s comment. Please see page 37.
Staff Comment No. 7:
We note that satisfaction of conditions (2) and (3) is “[with]in your judgment.” Please revise to include an objective standard for the determination of whether a condition has been satisfied.
Response:
Aviv has revised its disclosure in response to the staff’s comment. Please see page 37.
Staff Comment No. 8:
Please note that, if you decide to waive any of the conditions, you must expressly announce your decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, please provide us with your views regarding whether or not waiver of any of the conditions will constitute a material change requiring that at least five business days remain in the offer after notice of such waiver.
Response:
We believe that a waiver of a condition could constitute a material change requiring that at least five business days remain in the exchange offer after notice of such waiver. Aviv has revised its disclosure accordingly. Please see pages 33 and 37.
Repurchase of Notes upon a Change of Control, page 110
Staff Comment No. 9:
Please disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-l under the Exchange Act.
Response:
Aviv has revised its disclosure in response to the staff’s comment. Please see page 117.

Securities and Exchange Commission
June 17, 2011

Aviv REIT, Inc. and Subsidiaries
Notes to Consolidated Financial Statements, page F-7
14. Concentration of Credit Risk, page F-27
Staff Comment No. 10:
Please provide to us your analysis supporting the omission of the summarized financial information for Sun Mar Healthcare. Please include in your analysis the asset concentration of properties you lease to Sun Mar Healthcare, as well as those leased to Evergreen Healthcare and Daybreak Healthcare.
Response:
At December 31, 2010, the book value of Aviv’s properties leased to Evergreen Healthcare, Daybreak Healthcare and Sun Mar Healthcare represented approximately 13.6%, 12.4% and 9.0%, respectively, of Aviv’s total assets. More specifically, the total book value of the assets leased to Sun Mar Healthcare was $66.3 million and the total book value of Aviv’s total assets was $731.4 million. Because the book value of properties leased to Sun Mar Healthcare represented less than 10% of the total book value of Aviv’s assets at the most recent year end, Aviv respectfully submits that, in accordance with Staff Accounting Bulletin 1.I., Financial Statements Of Properties Securing Mortgage Loans, summarized financial information for the operator is not required to be included in the Registration Statement. Aviv has supplementally provided information in the footnotes to its financial statements indicating the percentage of rental income from operations attributed to certain of its operators, and Sun Mar Healthcare represents approximately 10.7% of such total rental income from operations, but Aviv respectfully submits that summarized financial information is not required to be included for Sun Mar Healthcare since the book value of assets leased to it do not exceed 10% of Aviv’s total assets. Aviv has separately evaluated whether additional disclosure of its relationship with Sun Mar Healthcare would be material to investors and, in light of its position within Aviv’s overall operator portfolio and the textual disclosure provided in the footnotes to its financial statements and elsewhere in the Registration Statement regarding Sun Mar Healthcare and Aviv’s other operators, concluded the current disclosure regarding its relationship with Sun Mar Healthcare is appropriate.
* * * * *

Securities and Exchange Commission
June 17, 2011

     If you wish to discuss Amendment No. 1 to the Registration Statement at any time, or if there is anything we can do to facilitate the staff’s processing of this filing, please feel free to contact me at (312) 853-4348 or my partner Steven Sutherland at (312) 853-7147.
Sincerely,
/s/ Robert L. Verigan
Robert L. Verigan
Enclosures
cc:     Craig M. Bernfield, Aviv REIT, Inc.